As filed with the Securities and Exchange Commission on April 1, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                           DAMEN FINANCIAL CORPORATION
                                (Name of issuer)

                           DAMEN FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   235906 10 4
                      (CUSIP Number of Class of Securities)

                            Mary Beth Poronsky Stull
                           Damen Financial Corporation
                              200 West Higgins Road
                           Schaumburg, Illinois 60195
                                 (847) 882-5320
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                              Kip A. Weissman, P.C.
                            Martin L. Meyrowitz, P.C.
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
                         (Agent for Service of Process)


                                February 27, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee*
   $12,537,500                                                   $2,508


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 850,000 shares at the maximum tender offer price of $14.75 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,508                Filing Party: Damen Financial
                                                               Corporation

Form or Registration No.:   Schedule 13E-4       Date Filed:   February 27, 1997

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated February 27, 1997, filed by Damen Financial Corporation (the "Company"), a Delaware corporation, relating to the Company's offer to purchase up to 850,000 shares of its common stock, par value $.01 per share (the "Shares"), at a purchase price not greater than $14.75 nor less than $13.25 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.  Security and Issuer.

         The Offer expired at 5:00 p.m., New York time, on Thursday, March 27, 1997. Pursuant to the Offer, the Company purchased 523,400 Shares at a purchase price of $14.75 per Share.

Item 8.  Additional Information.

         On April 1, 1997, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit 9(a)(12) which is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

       Item 9 is hereby amended to include the following additional exhibits:

       (a)(12) Text of Press Release issued by the Company, dated April 1, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


April 3, 1997                              DAMEN FINANCIAL CORPORATION


                                       By: /s/Mary Beth Poronsky Stull
                                           ---------------------------
                                           Mary Beth Poronsky Stull
                                           President and Chief Executive Officer

Damen Financial Corporation

For Immediate Release                                       For more information
April 1, 1997                                           Mary Beth Poronsky Stull
                                                               President and CEO

                                                                    847-882-5320

                      DAMEN FINANCIAL CORPORATION ANNOUNCES
                           RESULTS OF TENDER OFFER AND
                           APPOINTMENT OF NEW DIRECTOR

SCHAUMBURG, ILLINOIS...Damen Financial Corporation (NASDAQ NMS: DFIN) announced the results of its Modified Dutch Auction Tender Offer that expired on Thursday, March 27, 1997. Based on the offer, Damen Financial Corporation will purchase 523,400 shares at $14.75 per share. The value of the shares to be purchased is approximately $7.7 million, and the number of shares represents about 14% of Damen Financial's 3.8 million shares of common stock outstanding on December 31, 1996. The transaction is expected to close on April 3, 1997. After the transaction is closed, there will be approximately 3.2 million shares of common stock outstanding.

The tender offer commenced on February 27, 1997 whereby Damen Financial offered to purchase up to 850,000 shares of its common stock within a price range of $13.25 per share to $14.75 per share.

Damen Financial Corporation, the holding company for Damen National Bank, is also pleased to announce the appointment of Nicholas J. Raino to its Board of Directors effective April 1, 1997. Mr. Raino has been appointed to fulfill the unexpired term of Dr. Mark Guinan who retired from the Board effective April 1, 1997.

Mary Beth Poronsky Stull, Chairman, stated that, "Mr. Raino's more than 25 years of financial institution experience will be an asset to the Board." From 1972 to 1975 Mr. Raino served on the Board of Directors and the Executive Committee of American Savings of Schaumburg and Oak Park, Illinois, where he was a major stockholder. Mr. Raino also served on the Board of Directors for Riverside Savings, Riverside, Illinois, form 1985 to 1990. Most recently, Mr. Raino served four years as a board member of Cragin Federal Bank for Savings, a $2.4 billion institution prior to its acquisition by ABN-AMRO in 1994.

Mr. Raino is also a member of the Board of Trustees of Kendall College, Evanston. He is the former owner, president and chief executive officer of Dale, Smith and Associates, a firm that specializes in financial marketing and communications. Mr. Raino resides in Lake Forest, Illinois.

                                       END